Exhibit 99.1

Fusion Fuel to Release Investor Update Video and Presentation Highlighting Strategic Progress and Key Milestones for the Year Ahead

Dublin, May 12, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that it will release an investor update video and presentation on May 27, 2026.

The presentation will provide shareholders with a strategic update on the Company’s recent progress, operational priorities, and key milestones expected throughout the remainder of 2026. Management will discuss ongoing business initiatives, the Company’s previously-announced agreement to acquire up to 100% of the equity of Royal Uranium Inc. (“Royal Uranium”), market opportunities, and the Company’s strategy of building a diversified energy platform.

Investors are encouraged to submit questions in advance to IR@fusion-fuel.eu by May 19, 2026.

The investor presentation and accompanying materials will be made available on the Company’s website at www.fusion-fuel.eu and on the investor relations page of the Company’s website at www.fusion-fuel.eu/investors-data-room/finance-and-filings on May 27, 2026.

The Company also expects to hold an Extraordinary General Meeting during the first half of June and plans to provide further information regarding the matters to be voted on in the near future.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: the planned release of the Company’s investor update video and presentation on May 27, 2026, and the strategic update to be provided therein; the Company’s strategy of building a diversified energy platform and the anticipated benefits thereof; the expected completion and benefits of the planned transaction with respect to Royal Uranium; the planned Extraordinary General Meeting and the matters to be voted on therein; the anticipated contributions of the Company’s operating subsidiaries to the Company’s operations and growth; the Company’s operational priorities and key milestones expected throughout the remainder of 2026; and the Company’s ability to identify and capitalize on market opportunities. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated transaction with respect to Royal Uranium may not be completed on anticipated terms or at all; the risk that the matters to be voted on at the Extraordinary General Meeting may not receive shareholder approval; the Company’s ability to successfully integrate acquired businesses and realize anticipated synergies; adverse changes in commodity prices, including uranium, natural gas, and liquified petroleum gas; the Company’s ability to secure additional financing on favorable terms; risks related to operating in multiple jurisdictions, including regulatory, political, and currency risks; changes in applicable laws or regulations, including those related to energy, environmental, and securities matters; the Company’s ability to attract and retain customers and execute on its commercial pipeline; risks associated with the development and commercialization of hydrogen and biomass technologies; general economic and market conditions, including the impact of inflation, interest rates, and geopolitical instability; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@fusion-fuel.eu

www.fusion-fuel.eu